Exhibit 3.2

AMENDMENT NO. 2 TO AMENDED AND RESTATED BYLAWS

OF

FTI CONSULTING, INC.

Pursuant to ARTICLE XIII, Section 1, of the Amended and Restated Bylaws, as further amended from time to time (the “Bylaws”), of FTI Consulting, Inc. (the “Corporation”), ARTICLE II, Section 7, of the Bylaws of the Corporation is deleted in its entirety and replaced with the following:

Section 7. VOTING. A nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and affirmatively withheld as to such nominee at a meeting of stockholders duly called and at which a quorum is present. However, directors shall be elected by a plurality of votes cast at a meeting of stockholders duly called and at which a quorum is present for which (i) the secretary of the Corporation receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for director set forth in Article II, Section 11 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the close of business on the tenth day before the date of filing of the definitive proxy statement of the Corporation with the Securities and Exchange Commission, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the Corporation. Unless otherwise provided by statute or by the charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise.

The undersigned, being the Secretary of the Corporation, hereby certifies that this Amendment No. 2 to the Bylaws of the Corporation has been duly adopted by the Board of Directors of the Corporation effective as of September 17, 2014.

/S/ JOANNE F. CATANESE
Joanne F. Catanese
Corporate Secretary